

2002 ANNUAL REPORT

AMERICAN STOCK EXCHANGE®
LISTED
WEX™









BUSINESS DESCRIPTION

Winland Electronics, Inc. provides a comprehensive range of electronic design and Electronic Manufacturing Services (EMS) for Original Equipment Manufacturing (OEM) companies in a wide variety of industries. The Company offers its customers a full range of design and manufacturing services from concept design through manufacture and product realization. Customers are given multiple entry points for product design and manufacturing and can choose the appropriate services to meet their unique requirements. Winland also has two proprietary standard product lines. Environmental Security Products are sensors and alarm products that monitor power, water, temperature, humidity and vehicle detection. The Company's DC Motor Control Products provide electronic controls for low voltage DC motor applications.

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 2002	2001	2000
FOR THE YEAR			
Net Sales	$ 18,097,465	$ 15,394,754	$ 19,500,336
Net Income (Loss)	$ 1,077,805	$ (876,729)	$ (309,523)
Earnings (Loss) Before Income Tax	$ 1,211,805	$ (1,002,329)	$ (475,323)

	2002	2001	2000
PER SHARE DATA			
Diluted Earning (Loss) Per share	$ 0.35	$ (0.30)	$ (0.11)
Weighted Average Common Shares Outstanding Including Potentially Dilutive Shares	3,067,300	2,954,128	2,936,033

	2002	2001	2000
AT YEAR END			
Total Shareholder's Equity	$ 4,524,157	$ 3,431,160	$ 4,300,535
Long-term Debt	$ 2,098,083	$ 2,453,909	$ 2,924,885
Total Assets	$ 8,981,341	$ 9,815,151	$ 14,707,109


NET SALES
(In Millions)
$20
18
16
14
12
10
2002
2001
2000


NET INCOME OR (LOSS)
(In Millions)
$1.2
1.0
.8
.6
.4
.2
0
-.2
-.4
-.6
-.8
-1.0
2002
2001
2000


DILUTED EARNINGS PER SHARE
$0.40
0.30
0.20
0.10
0.00
-0.10
-0.20
-0.30
-0.40
2002
2001
2000

CONTENTS

LETTER TO OUR SHAREHOLDERS



Lorin E. Krueger
President and
Chief Executive Officer

Dear Shareholder,

2002 was the most successful year in our Company's history. In spite of a difficult economic environment, we were able to report record profits and significantly reduced short-term and long-term debt. Further, we finished the year with a strong cash position and have eliminated all money advanced on our short-term line of credit. With this reduction in debt and cash in the bank, our balance sheet has never been stronger. We are extremely proud to have achieved profitability in every quarter of 2002, and continued to implement changes and improvements in our organization that we believe will positively impact Winland for years to come. In last year's shareholder letter, I stated that we have begun to "build the path toward diversification and consistent profitability." With these accomplishments, we believe we have built a foundation that will enable us to meet our future goals.

The Year In Review:

Existing customers fueled most of our growth in 2002. Select Comfort Corporation, in particular, played a major role in this growth as they continued to be both an excellent customer and a great business partner. We reached yet another milestone in our relationship with Select when we signed a three-year manufacturing agreement in August. This agreement, which is already beginning to show dividends, is expected to yield in excess of nine million dollars in revenue in 2003 alone. Our other customers also provided increases in revenue and our proprietary Environmental Security products continue to be stable with solid margins. While not contributing to sales nearly as much as our existing customers, we were pleased to add six new customers in 2002 as we continue to seek new relationships with additional Original Equipment Manufacturers (OEM). In addition to delivery of products, we have continued to enrich the value we provide to our customers through continuous efforts to improve product quality and reduce cost.

Strength in our balance sheet was also a focus in 2002. Quarter after quarter, we have worked to right size our inventory and free up cash for opportunities that will help grow the business. Total net inventories have been reduced by over $600,000 since year-end 2001. We finished year-end 2002 with a cash position of $693,000, an increase of $293,000 over year-end 2001. We also paid down short and long-term debt by almost $2.5 million during the year and ended the year with no advances outstanding on our operating credit line. This strengthens our position strategically to be ready when the "right customers to help us grow" present opportunities.

Looking Forward:

In order to continue this momentum, it is important that we look toward the future and to the year ahead. Overall, sales growth has been modest and improved growth will continue to be our focus as we move into 2003. However, due to the economic environment, we believe customers and prospects will remain cautious and guarded in their plans and product rollouts. Therefore, it is important to remember that order levels will adjust according to specific customer demand throughout the year and will impact quarterly performances periodically. We understand the risks of business concentration and, as such, are working to diversify and expand our current customer base. This process has been slower than we would have liked due to the sluggish economy. We will continue to spend considerable time and resources to ensure that our sales force and Company is unified in its mission to diligently pursue profitable business opportunities in the various vertical markets where we do business.

Long-term strategic planning by the executive staff was a major priority for us this past year. The Board has approved several goals and objectives that we have begun to implement in 2003. These initiatives include the repositioning of some current members of our staff as well as hiring new team members. Our primary objective at this time is to build our sales and marketing organization and to increase our market share in the Electronic Manufacturing Services business sector. We continue to believe that rapid technology shifts and speed to market, coupled with the continued trend toward outsourcing to companies like Winland, will allow our OEM customers to focus on their own core competencies, thus maximizing their Return on Investment.

Additional aspects of our core business are focused on maintaining and building our ability to "deliver what we promise." This process specifically entails improved new product introduction processes, refined understanding of costs, increased customer contact and feedback, and targeted initiatives for learning and growth of our staff skills. Further, all Company expenditures are being cautiously reviewed to link them to the outcomes that will produce value to both our customers and shareholders.

Winland is well positioned to take advantage of opportunities as they develop. In order to keep both our shareholders and the investment community informed about our progress, we have added the assistance of an investor relations firm. The Board has also enacted certain initiatives to align our governance practices and to ensure that the organization as a whole is complying with all of the changes required by the Securities and Exchange Commission and our stock exchange.

As your CEO, I am confident that the work that has been done and the work that is in process will lead the Company to continued profitable growth. Our staff is energized, enthusiastic and deeply committed to our future. I would like to thank you on behalf of both myself and our Board of Directors for your ongoing support, patience, encouragement and attention to our progress.

Sincerely:



Lorin Krueger
President and CEO

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is listed on the American Stock Exchange ("AMEX") under the symbol WEX. The following table sets forth the high and the low bid quotations, as reported by AMEX.

Fiscal Year Ended December 31, 2002	Low	High
First Quarter	.80	1.26
Second Quarter	.80	2.89
Third Quarter	1.86	2.65
Fourth Quarter	1.20	2.84

Fiscal Year Ended December 31, 2001	Low	High
First Quarter	1.25	1.94
Second Quarter	1.15	1.55
Third Quarter	0.80	1.50
Fourth Quarter	0.50	1.18

On February 10, 2003, the fair market value of the Company's Common Stock was $1.67 based on the closing sale price quoted by AMEX on that date. As of December 31, 2002, the Company had approximately 464 shareholders of record.

The Company has never paid cash dividends on its Common Stock. The Board of Directors presently intends to retain earnings for use in the Company's business and does not anticipate paying cash dividends on Common Stock in the foreseeable future. Any future determinations as to the payment of dividends will depend on the financial condition of the Company and such other factors as are deemed relevant by the Board of Directors.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for Winland Electronics Inc., which has been derived from the Company's financial statements. The financial data listed below should be read in conjunction with "Management's Discussion and Analysis or Plan of Operations" and the audited financial statements and related notes thereto included elsewhere in this annual report.

	Years Ended December 31,	
	2002	2001
OPERATIONS DATA:		
Net Sales	$ 18,097,465	$ 15,394,754
Cost of Sales	13,802,351	12,795,245
Gross Profit	4,295,114	2,599,509
Operating Expenses	2,840,424	3,164,297
Other Income and Expenses, Net	(242,885)	(437,541)
Income (Loss) Before Income Taxes	1,211,805	(1,002,329)
Income Tax Expense (Benefit)	134,000	(125,600)
Net Income (Loss)	$ 1,077,805	$ (876,729)
EARNINGS PER SHARE DATA:		
Diluted Earnings (Loss) Per Share	$ .35	$ (.30)
Weighted Average Common Shares Outstanding Including Potentially Dilutive Shares	3,067,300	2,954,128
BALANCE SHEET DATA:		
Working Capital	$ 2,746,781	$ 1,367,666
Total Assets	$ 8,981,341	$ 9,815,151
Long-Term Debt	$ 2,098,083	$ 2,453,909
Stockholders' Equity	$ 4,524,157	$ 3,431,160

Availability of Form 10-KSB

Shareholders of record may obtain the Company's annual report on Form 10-KSB for the fiscal year ended December 31, 2002, which has been filed with the Securities and Exchange Commission. This report (without exhibits) will be provided without charge upon written request to the Corporate Secretary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS- 2002 vs. 2001

Net Sales: The Company recorded net sales of $18,097,466 for the year ended December 31, 2002, an increase of $2,702,712 or 17.6% from $15,394,754 for the same period in 2001. The increase in net sales is attributable to OEM customers, mainly the additional supply of electronic controls sold to Select Comfort Corporation. The increase in net sales to OEM customers were offset, in part, by the significant reduction in sales to PeopleNet Communications. In August of 2001 the Company negotiated a release of its manufacturing agreement with PeopleNet Communications for the production of the customers base unit. The Company continues to supply manufacturing services to PeopleNet, but at a reduced level. Sales of Winland's proprietary products decreased slightly for the twelve months ended December 31, 2002, compared to 2001.

The Company's OEM customers have given the Company purchase orders and forecasts having an aggregate value of $12.5 million to be completed over the next twelve months. The Company expects to receive additional orders from current OEM customers for 2003 and future production. Although the Company has purchase orders in place from many of its OEM customers which are scheduled to be fulfilled in 2003, these customers can terminate their relationship with the Company at any time, with certain cancellation provisions. Therefore, there is no assurance that the Company will continue to be engaged by any of these customers. In addition, the Company signed a multi-year manufacturing agreement with Select Comfort Corporation, the Company's largest OEM customer. The multi-year contract names Winland as the supplier of electronic controls for Select Comfort's SLEEP NUMBER® 4000, SLEEP NUMBER® 5000 and SLEEP NUMBER® 7000 beds. The renewable contract gives Winland production rights of these electronic controls for a minimum of three years.

The Company has continued to position itself as a full service designer and manufacturer of custom controls and assemblies for OEM customers. The Company continues to explore additional geographic regions to market its OEM services, primarily through networking with referral sources in the Chicago and Minneapolis areas. The loss of any significant OEM customer would likely have an adverse effect on the Company's short-term, and potentially long-term, results.

Gross Profits: Gross profit was $4,295,114 or 23.7% of net sales for the year ended December 31, 2002 compared to $2,599,509 or 16.9% of net sales for the same period in 2001. As a percentage of net sales, gross profits increased 6.8% for the year ended December 31, 2002 compared to 2001. The increase in gross profit, as a percentage of sales, is attributed to a more profitable sales mix for the year, including improved margins on Winland proprietary products, combined with the Company's ability to lower direct and variable indirect expenses as a percentage of net sales as revenues increased for 2002, compared to 2001. Reductions in cost of good sold, as a percentage of sales, for the year ended December 31, 2002, are primarily in salaries and employee related expenses, as well as lower information technology and facility expenses, offset in part by increased warranty and obsolescence reserves, commissions expense, accrued employee incentive plan expense and the administrative expenses related to the new Arrow Electronics, Inc. "In Plant Store" (IPS). Inventory in the IPS, although located on Company premises, is owned by Arrow

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
(continued)

Electronics, Inc. and is invoiced to the Company when utilized by the Company in manufacturing. The Company has seen the use of the IPS reduce shipping and carrying costs of inventory. The increase in gross profit was also offset in part by the additional accrued Paid Time Off (PTO) that was necessary when the Company modified its policy on accounting for vacation and sick leave hours into one pool.

Operating Expenses: General and administrative expense was $1,268,956 or 7.0% of net sales for the year ended December 31, 2002, compared to $1,606,663 or 10.4% of net sales for the same period in 2001. The decrease in general and administrative expenses for 2002 are attributed primarily to reductions in professional fees, information technologies, leased vehicle expenses, and executive severance expense for the former CEO of the Company, offset in part by increased employee incentive plan accruals, PTO accruals, travel expense, and directors and officers insurance premium expenses. General and administrative expenses in 2001 included more than $277,000 of professional fees, shareholder communications and board of director expenses related to the special shareholders' meeting requested by dissident shareholder, Dyna Technology, Inc., and an annual meeting contested by Dyna Technology, Inc.

Research and development expense (including the development of new company products as well as design services and support to the OEM customer base) was $671,930 or 3.7% of net sales for the year ended December 31, 2002, compared to $840,813 or 5.5% of net sales for the same period in 2001. The decline in research and development expense for 2002, compared to 2001, is primarily attributable to employee attrition and reassignment without replacement. Accordingly, total salaries and related expenses decreased, as well as decreased facility, information technology and leased vehicle expenses, offset in part by increased employee incentive plan accruals and PTO accruals.

Sales and marketing expense (including project management) was $899,539 or 5.0% of net sales for the year ended December 31, 2002, compared to $716,821 or 4.7% of net sales for the same period in 2001. The increase in sales and marketing expense is primarily attributable to increased salaries and employee related costs due to reassignment of certain personnel and the addition of a Vice President of Sales in late 2001. In addition, the Company incurred increased expense related to employee incentive plan accruals, increased PTO accruals, offset in part by decreased leased vehicle expenses, information technology expenses and promotional expenses.

Interest Expense: Interest expense was $249,515 or 1.4% of net sales for the year ended December 31, 2002, compared to $482,634 or 3.1% of net sales for the same periods in 2001. The decrease in interest expense was due to a reduction in short-term and long-term debt as well as lower interest rates on short-term debt. During 2002, the Company paid down the entire balance of $1,981,501 on its line-of-credit and reduced principal on long-term debt of $482,103. The cash used to reduce debt was generated from the Company's operating activities.

Net Earnings: The Company reported net income of $1,077,805 or $0.36 per basic share and $0.35 per diluted share for 2002, compared to a net loss of $876,729 or $0.30 per basic and diluted share for 2001. The net income for 2002 is primarily due to increased gross profit margins based on increased sales, a more profitable sales mix, and the Company's ability to maintain lower direct and variable indirect expenses. Bottom line performance also benefited from overall reductions in operating expenses and interest expense.

The Company believes inflation has not significantly affected its results of operations.

The Company uses a 37% blended federal and state income tax rate, offset in part, by a tax benefit from the use of net operating losses and tax credits generated in previous years.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $2,765,275 for the year ended December 31, 2002, compared to $3,040,357 for the same period in 2001, a decrease of $275,082. Cash provided by operations was used to pay down $1,981,501 of the Company's revolving line-of-credit, reduce long-term debt and to a lesser degree, for the purchase of equipment. The Company has funded its current operations with working capital provided by operations.

The current ratio at December 31, 2002 and December 31, 2001 was 2.3 to 1 and 1.4 to 1, respectively. Working capital equaled $2,746,781 on December 31, 2002, compared to $1,367,666 on December 31, 2001. The increase in working capital is attributed to reductions in short-term and long-term debt, offset in part by increased income taxes payable and accrued expenses, as well as, decreased inventory and income tax receivable.

The Company has a $2,500,000 revolving line-of-credit agreement with Wells Fargo Bank, through March 31, 2003. Interest on advances is at two percentage points over the bank's reference rate and is due monthly. There were no advances outstanding on the revolving line-of-credit at December 31, 2002 and $1,981,501 at December 31, 2001. Advances are due on demand, are secured by substantially all assets of the Company, and are subject to a defined borrowing base equal to 75% of qualified accounts receivable and 40% of eligible inventory. In addition, the line-of-credit agreement contains certain reporting and operating covenants.

In order to continue operations in the ordinary course, the Company will seek to renew or refinance its line of credit agreement, which expires March 31, 2003.

A summary of our approximate contractual cash obligations at December 31, 2002 is as follows:

	Payments due by period					
Contractual Obligations	**Total**	**2003**	**2004**	**2005**	**2006**	**2007 and thereafter**
Long-term debt including capital lease obligations, including interest	$2,823,200	$541,900	$982,500	$1,134,900	$105,600	$58,300
Operating leases	10,000	10,000	0	0	0	0
Total contractual cash obligations	$2,833,200	$551,900	$982,500	$1,134,900	$105,600	$58,300

The only off balance sheet contractual cash obligations are the operating leases noted above.

We also have a commercial commitment as described below:

Other Commercial Commitment	Total Amount Committed	Outstanding at 12/31/02	Date of Expiration
Line of credit	$2,500,000	$0	March 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION *(continued)*

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are summarized in the footnotes to our financial statements. These policies include, but are not limited to, revenue recognition, income taxes, product warranties, depreciation and long-lived assets. Some of the most critical policies are also discussed below.

The Company derives revenue from primarily two sources: (1) product and out of warranty repair revenue, which includes custom electronic controls and assemblies for original equipment manufacturers and proprietary products in the security/industrial, motor control and GPS markets and (2) engineering design services which may include programming and prototypes. The Company recognizes revenue from the sale of products and out of warranty repairs when the product is shipped by being delivered to a common carrier. Revenue recognition occurs for engineering design services as the progress billings are made and at the conclusion of the project. For all sales, the Company uses either a binding purchase order or customer accepted and signed engineering quote as evidence of the arrangement.

The allowance for doubtful accounts is estimated at $10,000 at December 31, 2002. The Company has not experienced significant bad debt write offs the last several years, nor does a review of existing customer receivables dictate any significant potential losses. Therefore, the current allowance is believed to be adequate for any exposures to loss on December 31, 2002 accounts receivable.

The Company has established a reserve for slow moving and obsolete inventories and believes the reserve of $185,000 at December 31, 2002 is adequate. The reserve is based on an analysis of the existing inventory, including specific identification of obsolete inventory and applying a percentage of the aged inventory 15 months old and older. We believe the obsolete and slow moving inventory allowance includes adequate reserves for any inventory related to the discontinuance of the GPS Antenna products line.

In addition, the Company has established a reserve of $95,000 for rework and warranties. This reserve is based on historical experience and analysis of specific known and potential warranty issues. A portion of the reserve is based on a percentage of the sales for the six-month period ended December 31, 2002. The percentage used reflects historical experience. Specifically identified or potential warranty issues are analyzed to determine the probability and the Company's financial exposure and the reserve is established. The Company believes that the estimated reserve at December 31, 2002 is adequate.

At December 31, 2002, the financial statements reflect a net deferred tax asset of $186,000. Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. During the year ended December 31, 2001, the Company recorded a valuation allowance of $315,200, or 100% of the net deferred tax assets. Since 2001 represented the second consecutive loss year, the valuation allowance was established by management due to the difficulties in predicting when the net deferred tax assets would be utilized and the amount of future taxable income that may be generated. Realization of deferred tax assets is dependent on future taxable income during the period that deductible temporary differences and carryforwards are to be available to reduce taxable income. In 2002, because income was at a record high, the Company eliminated the previously recorded valuation allowance as in the opinion of management it is more likely than not that the deferred income tax assets will be realized due to future profitability.

The income tax expense for 2002 reflects a reduction of approximately $315,000 over standard tax rates, due to the use of credit carryforwards and temporary book/tax differences that were reflected in the deferred tax asset valuation allowance at December 31, 2001.

The Company depreciates property and equipment over its estimated useful life. In 2001, one piece of equipment was identified as impaired and written down to its lease buy out value. There were no impairment charges taken in 2002.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2001, the FASB issued Statement No. 143, *Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement will be effective for the Company's fiscal year ending 2003. Management does not expect the adoption of this standard to have a material impact on the Company's financial statements.

In April 2002, the FASB issued Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendments of FASB Statement No. 13, and Technical Corrections.* The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In June 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This statement requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, this statement states the liability should be initially measured at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In January 2003, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* This statement provides alternative methods of transition for a voluntary change to the fair value–based method of accounting for stock-based employee compensation. In addition, this statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The transitional guidance and annual disclosure provisions of this statement is effective for the December 31, 2002, financial statements. The interim reporting disclosure requirements will be effective for the Company's March 31, 2003, 10-QSB. Because the Company continues to account for employee stock-based compensation under APB Opinion No. 25, the transitional guidance of SFAS No. 148 has no effect on the financial statements at this time. However, the December 31, 2002, financial statements have incorporated the enhanced disclosure requirements of SFAS No. 148, as presented above under the caption "Employee Stock Plans."

CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report on Form 10-KSB and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "should," "will," "forecast" and similar words or expressions. The Company's forward-looking statements generally relate to the Company's growth strategies, financial results, product development and sales efforts. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions, including, among others, those discussed below. Consequently, no forward-looking statement can be guaranteed and actual

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
(continued)

results may vary materially. As provided for under the Private Securities Litigation Reform Act of 1995, the Company wishes to caution investors that the following important factors, among others, in some cases have affected and in the future could affect the Company's actual results of operations and cause such results to differ materially from those anticipated in forward-looking statements made in this document and elsewhere by or on behalf of the Company.

The Company derives a significant portion of its revenues from a small number of major OEM customers that are not subject to any long-term contracts with the Company. If any major customer should for any reason decrease the volume of their business or stop doing business with the Company, the Company's business would be adversely affected. Some of the Company's customers are not large, well-established companies, and the business of each customer is subject to various risks such as market acceptance of new products and continuing availability of financing. To the extent that the Company's customers encounter difficulties, or the Company is unable to meet the demands of its OEM customers, the Company could be adversely affected.

The Company's ability to increase revenues and profits is dependent upon its ability to retain valued existing customers and obtain new customers that fit its customer profile. The Company competes for new customers with numerous independent contract design and manufacturing firms in the United States and abroad, many of whom have greater financial resources and more established reputations. The Company's ability to compete successfully in this industry depends, in part, upon the price at which the Company is willing to manufacture a proposed product and the quality of the Company's design and manufacturing services. There is no assurance that the Company will be able to continue to obtain contracts from existing and new customers on financially advantageous terms, and the failure to do so could prevent the Company from achieving the growth it anticipates.

The Company's ability to execute its initiatives to increase sales and expand market share depends upon its ability to develop additional proprietary products and on the availability of sufficient financing, both equity and debt, to meet fixed and variable costs associated with such growth. In the current economic environment, banks and other sources of financing are becoming increasingly conservative in their lending and investment policies. There is no assurance that the Company will be able to obtain the financing necessary to achieve its goals.

The Company's success in providing an improved mix of higher margin proprietary products depends on the effectiveness of its new product development efforts as wells as the timing of such and the availability and costs of any competing products on the market.

FINANCIAL REPORT INDEX



McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Winland Electronics, Inc.
Mankato, Minnesota

We have audited the accompanying balance sheets of Winland Electronics, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winland Electronics, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 24, 2003

BALANCE SHEETS

December 31, 2002 and 2001

ASSETS (Note 3)	2002	2001
Current Assets		
Cash	**$ 692,700**	$ 399,749
Accounts receivable, less allowance for doubtful accounts of $10,000 (Note 9)	**2,091,544**	1,993,983
Income tax receivable	**–**	177,000
Inventories (Note 2)	**1,811,644**	2,439,727
Prepaid expenses and other assets	**145,035**	100,191
Deferred taxes (Note 6)	**186,000**	–
Total current assets	**4,926,923**	5,110,650
Other Assets		
Patents and trademarks, net of accumulated amortization of $33,649 in 2002; $33,212 in 2001	**590**	1,027
Property and Equipment, at cost (Note 4)		
Land and land improvements	**272,901**	272,901
Building	**2,983,586**	2,983,586
Machinery and equipment	**3,735,832**	3,675,897
Data processing equipment	**1,265,396**	1,301,598
Office furniture and equipment	**352,834**	353,932
Total property and equipment	**8,610,548**	8,587,914
Less accumulated depreciation	**4,556,721**	3,884,440
Net property and equipment	**4,053,828**	4,703,474
Total assets	**$ 8,981,341**	$ 9,815,151

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Note payable to bank (Note 3)	$ –	$ 1,981,501
Current maturities of long-term debt	**413,546**	472,325
Accounts payable	**931,933**	931,385
Accrued expenses:		
Compensation	**524,088**	289,749
Other	**151,547**	68,024
Income tax payable	**159,028**	–
Total current liabilities	**2,180,143**	3,742,984
Long-Term Liabilities		
Deferred revenue (Note 5)	**178,958**	187,098
Long-term debt, less current maturities (Notes 3 and 4)	**2,098,083**	2,453,909
Total long-term liabilities	**2,277,041**	2,641,007
Total liabilities	**4,457,184**	6,383,991
Commitments and Contingencies (Note 4)		
Stockholders' Equity (Notes 7 and 8)		
Common stock, par value $0.01 per share; authorized 20,000,000 shares; issued and outstanding 2,978,160 shares in 2002 and 2,959,842 shares in 2001	**29,782**	29,598
Additional paid-in capital	**2,264,710**	2,249,702
Retained earnings	**2,229,665**	1,151,860
Total stockholders' equity	**4,524,157**	3,431,160
Total liabilities and stockholders' equity	**$ 8,981,341**	$ 9,815,151

STATEMENTS OF INCOME

Years Ended December 31, 2002 and 2001

	2002	2001
Net sales (Note 9)	**$ 18,097,465**	$ 15,394,754
Cost of sales	**13,802,351**	12,795,245
Gross profit	**4,295,114**	2,599,509
Operating expenses:		
General and administrative	**1,268,955**	1,606,663
Research and development	**671,930**	840,813
Sales and marketing	**899,539**	716,821
	2,840,424	3,164,297
Operating income (loss)	**1,454,690**	(564,788)
Other income (expenses):		
Interest expense	**(249,515)**	(482,634)
Other, net	**6,630**	45,093
	(242,885)	(437,541)
Income (loss) before income taxes	**1,211,805**	(1,002,329)
Income tax expense (benefit) (Note 6)	**134,000**	(125,600)
Net income (loss)	**$ 1,077,805**	$ (876,729)
Earnings (loss) per share data:		
Basic	**$ 0.36**	$ (0.30)
Diluted	**0.35**	(0.30)
Weighted-average number of common shares outstanding:		
Basic	**2,966,111**	2,954,128
Diluted	**3,067,300**	2,954,128

See Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance on December 31, 2000	2,952,313	$ 29,523	$ 2,242,423	$ 2,028,589	$ 4,300,535
Issuance of common stock in accordance with employee stock purchase plan (Note 8)	7,529	75	7,279	–	7,354
Net loss	–	–	–	(876,729)	(876,729)
Balance on December 31, 2001	2,959,842	29,598	2,249,702	1,151,860	3,431,160
Issuance of common stock in accordance with employee stock purchase plan (Note 8)	10,894	110	11,332	–	11,442
Issuance of common stock in accordance with employee stock option plan (Note 7)	7,424	74	3,676	–	3,750
Net income	–	–	–	1,077,805	1,077,805
Balance on December 31, 2002	**2,978,160**	**$ 29,782**	**$2,264,710**	**$2,229,665**	**$4,524,157**

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities		
Net income (loss)	**$ 1,077,805**	$ (876,729)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	**736,162**	851,061
Loss on disposal of equipment	**5,333**	11,003
Deferred taxes	**(186,000)**	54,800
Changes in assets and liabilities:		
Accounts receivable	**(97,561)**	1,441,047
Income tax receivable	**177,000**	(49,748)
Inventories	**628,083**	2,830,302
Prepaid expenses and other assets	**(44,844)**	(43,592)
Accounts payable	**548**	(1,175,934)
Accrued expenses, including deferred revenue	**309,723**	(1,853)
Income tax payable	**159,028**	–
Net cash provided by operating activities	**2,765,278**	3,040,357
Cash Flows From Investing Activities		
Proceeds from disposal of equipment	–	18,150
Purchases of property and equipment	**(23,912)**	(49,577)
Net cash used in investing activities	**(23,912)**	(31,427)
Cash Flows From Financing Activities		
Net payments on revolving credit agreement	**(1,981,501)**	(1,943,000)
Principal payments on long-term borrowings, including capital lease obligations	**(482,105)**	(712,496)
Proceeds from issuance of common stock	**15,192**	7,354
Net cash used in financing activities	**(2,448,415)**	(2,648,142)
Net increase in cash	**292,951**	360,788
Cash		
Beginning of year	**399,749**	38,961
End of year	**$ 692,700**	$ 399,749
Supplemental Disclosures of Cash Flow Information		
Cash payments for (receipts of):		
Interest	**$ 249,424**	$ 482,818
Income taxes, net	**(15,835)**	(130,815)
Supplemental Schedule of Noncash Investing and Financing Activities		
Capital lease obligations incurred for the use of equipment	**$ 67,500**	$ –

See Notes to Financial Statements.

NOTES
TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: The Company operates in one business segment, which includes the design and manufacture of electronic control devices. Sales are to customers located primarily in the upper Midwest, and credit is granted based upon the credit policies of the Company.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Revenue recognition: Revenue from product sales is recognized when shipped, FOB shipping point. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of goods sold.

Cash: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Trade receivables: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition and credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Patents and trademarks: Patents and trademarks are stated at cost and are being amortized using the straight-line method over their economic useful lives. Amortization expense included in the statements of income for the years ended December 31, 2002 and 2001, was approximately $400 and $1,500, respectively. Approximate amortization for 2003 will be $600.

Depreciation: It is the Company's policy to include depreciation expense on assets acquired under capital leases with depreciation expense on owned assets. Depreciation is computed using the straight-line method based on the estimated useful lives of the various assets or capital lease term, as follows:

	Years
Land improvements	17–20
Building	39–40
Machinery and equipment	5–7
Data processing equipment	3–7
Office furniture and equipment	3–7

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Long-lived assets: The Company reviews its long-lived assets and intangibles periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles. In 2001, the Company recognized an impairment charge on certain equipment of approximately $63,000. There were no impairment losses recognized in 2002.

Product warranties: The Company provides a limited warranty for a period of one year for its products. The Company's standard warranties require the Company to repair or replace defective products during such warranty period at no cost to the customer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and actuarial analysis tools to assist in determining the appropriate loss reserve levels.

Changes in the Company's warranty liability, which is included in other accruals on the balance sheets, during the period are approximately as follows:

	Years Ended December 31	
	2002	2001
Balance, beginning	$ 25,000	$ 75,000
Accruals for products sold	194,000	50,000
Payments made	(118,000)	(70,000)
Changes in accruals for pre-existing warranties	(6,000)	(30,000)
Balance, ending	$ 95,000	$ 25,000

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Investment tax credits, research and development credits, and job credits are accounted for by the flow-through method, whereby they reduce income taxes currently payable and the provision for income taxes in the period the assets giving rise to the credits are placed in service. To the extent such credits are not currently utilized on the Company's tax return, deferred tax assets, subject to considerations about the need for a valuation allowance, are recognized for the carryforward amount.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Fair value of financial instruments: Management estimates that the carrying value of long-term debt approximates fair value, estimated based on interest rates for the same or similar debt offered to the Company having the same or similar remaining maturities and collateral requirements. The carrying value of all other financial instruments approximates fair value due to the short-term nature of the instruments.

Earnings (loss) per share: Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period, including potentially dilutive shares.

The Company has granted options to purchase shares of common stock at various amounts per share (see Note 7). For 2001, these options and warrants were not included in the computation of diluted earnings per share because the Company has incurred a loss for the period. The inclusion of potential common shares in the calculation of diluted loss per share would have an antidilutive effect. Therefore, basic and diluted loss per share amounts are the same for 2001.

Employee stock plans: At December 31, 2002, the Company has a stock-based compensation plan, which is described more fully in Note 7. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share had compensation cost for the stock-based compensation plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, *Accounting for Stock-Based Compensation)*:

	Years Ended December 31	
	2002	2001
Net income (loss):		
As reported	$ 1,077,805	$ (876,729)
Deduct total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(96,209)	(39,153)
Pro forma	$ 981,596	$ (915,882)
Basic earnings (loss) per share:		
As reported	$ 0.36	$ (0.30)
Pro forma	0.33	(0.31)
Diluted earnings (loss) per share:		
As reported	0.35	(0.30)
Pro forma	0.32	(0.31)

Research and development expense: The Company expenses research and development costs as incurred. Research and development expenses of $672,770 and $840,813 were charged to operations during the years ended December 31, 2002 and 2001, respectively.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent pronouncements: In September 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 143, *Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement will be effective for the Company's fiscal year ending 2003. Management does not expect the adoption of this standard to have a material impact on the Company's financial statements.

In April 2002, the FASB issued Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendments of FASB Statement No. 13, and Technical Corrections.* The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In June 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated With Exit or Disposal Activities.* This statement requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, this statement states the liability should be initially measured at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In January 2003, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* This statement provides alternative methods of transition for a voluntary change to the fair value–based method of accounting for stock-based employee compensation. In addition, this statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The transitional guidance and annual disclosure provisions of this statement is effective for the December 31, 2002, financial statements. The interim reporting disclosure requirements will be effective for the Company's March 31, 2003, 10-QSB. Because the Company continues to account for employee stock-based compensation under APB Opinion No. 25, the transitional guidance of SFAS No. 148 has no effect on the financial statements at this time. However, the December 31, 2002, financial statements have incorporated the enhanced disclosure requirements of SFAS No. 148, as presented above under the caption "Employee Stock Plans."

In January 2003, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FASB Interpretation No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. The 2002 financial statements have incorporated the enhanced disclosure requirements of Interpretation No. 45, as presented in Note 1 to the financial statements under the caption "Product warranties." The Company does not expect that this interpretation will have any other effect on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities.* This interpretation establishes standards for identifying a variable interest entity and for determining under what circumstances a variable interest entity should be consolidated with its primary beneficiary. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The requirements of Interpretation No. 46 will apply to the Company for its quarter ending September 30, 2003. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 2. Inventories

The components of inventories at December 31, 2002 and 2001, are as follows:

	December 31	
	2002	2001
Raw materials	$ 1,462,315	$ 2,006,461
Work in progress	138,663	138,859
Finished goods	395,666	429,407
Obsolescence reserve	(185,000)	(135,000)
Total	$ 1,811,644	$ 2,439,727

Note 3. Financing Arrangement and Long-Term Debt

Financing arrangement: The Company has a $2,500,000 revolving line-of-credit agreement through March 31, 2003. Advances are due on demand, are secured by substantially all assets of the Company, and are subject to a defined borrowing base equal to 75 percent of qualified accounts receivable and 40 percent of eligible inventories. Interest on advances is at the prime rate plus 2.0 percent (6.25 percent at December 31, 2002) and is due monthly. Advances outstanding on the revolving line-of-credit agreement at December 31, 2001, were $1,981,501. There were no advances outstanding on the revolving line of credit at December 31, 2002. (a)

Long-term debt: The following is a summary of long-term debt:

	December 31	
	2002	2001
6.941% note payable, due in monthly installments of $15,221, including interest, to January 1, 2005, when the remaining balance is payable, secured by property and equipment (a)	$ 1,019,731	$ 1,127,505
4% note payable, due in monthly installments of $3,698, including interest, to January 1, 2005, when the remaining balance is payable, secured by property and equipment	273,363	306,096
8.25% note payable, due in monthly installments of $5,150, including interest, to September 2004, secured by equipment	464,973	486,890
6% note payable, due in monthly installments of $1,665, including interest, to November 2009, secured by building	111,799	124,653
Capital lease obligations, due in various monthly installments, with interest ranging from 5.44% to 9.30%, to November 2006, secured by equipment (Note 4)	641,765	881,090
	2,511,631	2,926,234
Less current maturities	413,546	472,325
Total long-term debt	$ 2,098,085	$ 2,453,909

(a) These agreements contain certain reporting and operating covenants.

Note 3. Financing Arrangement and Long-Term Debt (Continued)

Approximate maturities of long-term debt for years subsequent to December 31, 2002, are as follows:

2003	$ 414,000
2004	836,000
2005	1,112,000
2006	99,000
2007	17,000
Thereafter	34,000
Total	$ 2,512,000

Note 4. Commitments and Contingencies

Capital leases: The Company is leasing certain equipment under capital leases. The cost and accumulated depreciation of assets acquired under capital leases at December 31, 2002 and 2001, are as follows:

	2002	2001
Cost	$ 1,417,078	$ 2,070,802
Accumulated depreciation	806,471	1,105,106
Net leased property under capital leases	$ 610,607	$ 965,696

The future minimum lease payments under capital leases and the aggregate present value of the net minimum lease payments at December 31, 2002, are approximately as follows:

2003	$ 254,000
2004	268,000
2005	112,000
2006	85,000
Total minimum lease payments	719,000
Less amount representing interest	77,000
Present value of net minimum lease payments (included in long-term debt)	$ 642,000

Operating leases: The Company leases certain equipment and vehicles under noncancelable operating leases through October 2003. The Company is responsible for all repairs and maintenance, insurance and other related expenses in connection with these leases.

Rental and other related expenses for the above leases for the years ended December 31, 2002 and 2001, were approximately $37,000 and $68,000, respectively.

Approximate future minimum annual lease payments under these leases as of December 31, 2002, are $10,000 for the year ending December 31, 2003.

NOTES TO FINANCIAL STATEMENTS

Note 5. Deferred Revenue

During 1994, the Company and the city of Mankato entered into a tax increment financing agreement for the construction of the Company's operating facility. In connection with this agreement, the city donated land improvements with a fair value of $270,009. The fair value of land improvements donated was accounted for as deferred revenue and is being amortized over 39 years, which is the life of the building.

Note 6. Income Taxes

Components of the provision for (benefits of) income taxes are as follows:

	December 31	
	2002	2001
Currently (refundable) payable	$ 320,000	$ (180,400)
Deferred	(186,000)	54,800
	$ 134,000	$ (125,600)

The statutory income tax rate reconciliation to the effective rate is as follows:

	December 31	
	2002	2001
Statutory U.S. income tax rate	35 %	(35)%
State taxes, net of federal tax effect	2 %	(1)%
Tax benefit of NOL and credit carryforwards	(18)%	(7)%
Research and development tax credit	– %	(7)%
Utilization of federal NOL carryback	– %	6 %
Valuation allowance	(8)%	31 %
Effective income tax rate	11 %	(13)%

Note 6. Income Taxes (Continued)

Net deferred tax assets (liabilities) consist of the following components as of December 31, 2002 and 2001:

	December 31	
	2002	2001
Deferred tax assets:		
Inventory	$ 91,100	$ 79,800
Allowance for doubtful accounts	3,700	3,700
NOL carryforwards and tax credits	91,900	313,000
Other	109,600	72,300
	296,300	468,800
Deferred tax liabilities:		
Property and equipment	110,300	153,600
	186,000	315,200
Valuation allowance	–	(315,200)
Net deferred tax assets	$ 186,000	$ –

During the year ended December 31, 2001, the Company recorded a valuation allowance of $315,200. The valuation allowance was established by management due to the difficulties in predicting when the net deferred tax assets would be utilized and the amount of future taxable income that may be generated. Realization of deferred tax assets is dependent on future taxable income during the period that deductible temporary differences and carryforwards are to be available to reduce taxable income. In 2002, the Company eliminated the previously recorded valuation allowance, as in the opinion of management it is more likely than not that the deferred income tax assets will be realized due to future profitability.

The components giving rise to the net deferred tax assets and liabilities described above have been included in the accompanying balance sheets as current assets.

At December 31, 2002, the Company has approximately $87,000 of tax credits with no expiration dates and another $5,000 of tax credits that expire in 2021.

Note 7. Stock-Based Compensation Plans

Stock option plan: The Company has reserved 750,000 common shares for issuance under qualified and nonqualified stock options for its key employees and directors. Option prices are the respective market values of the stock at the time the options were granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors. Options generally expire five years after the date of grant, unless an earlier expiration date is set at the time of grant.

NOTES TO FINANCIAL STATEMENTS

Note 7. Stock-Based Compensation Plans (Continued)

As noted in Note 1, the Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*. Accordingly, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002 and 2001:

	December 31	
	2002	2001
Expected life of options	5 years	3 years
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	68.5%	61.6%
Risk-free interest rate	3.0%	6.5%

The pro forma effect on earnings in 2002 and 2001 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Additional information relating to all outstanding options as of December 31, 2002 and 2001, is as follows:

	2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding, beginning of year	375,600	$ 1.80	405,000	$ 2.10
Exercised	(17,000)	1.55	–	–
Expired	(97,600)	1.91	(103,400)	2.13
Granted	128,000	1.74	74,000	0.72
Options outstanding, end of year	389,000	$ 1.76	375,600	$ 1.80
Weighted-average fair value of options granted during the year, computed using the Black-Scholes option pricing model		$ 0.66		$ 0.42

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.53 to $0.95	79,000	4.3	$ 0.75	35,800	$ 0.83
$1.25 to $1.75	131,000	3.2	1.57	95,400	1.61
$1.88 to $2.00	48,000	2.9	1.98	24,000	1.98
$2.34 to $2.94	131,000	2.2	2.48	108,200	2.48
	389,000		$ 1.76	263,400	$ 1.89

At December 31, 2001, there were 237,900 options exercisable at a weighted-average exercise price of $1.94.

Note 8. Employee Benefit Plans

Pension plan: The Company has a qualified defined contribution 401(k) profit-sharing plan for its employees who meet certain age and service requirements. Employees are allowed to make contributions up to 15 percent of their eligible compensation. The plan also provides for a company-sponsored match to be determined each year by the Board of Directors. The Company contributed approximately $65,200 and $71,200 to the plan for the years ended December 31, 2002 and 2001, respectively. In addition, the Company may make additional discretionary contributions to the plan to the extent authorized by the Board of Directors. There were no discretionary contributions to the plan for the years ended December 31, 2002 and 2001.

Stock purchase plan: The Company has adopted an employee stock purchase plan to provide substantially all employees an opportunity to purchase shares of its common stock through payroll deductions of up to 15 percent of eligible compensation. The plan provides for two annual six-month phases beginning January 1 and July 1, the grant dates. On June 30 and December 31, the exercise dates, participant account balances are used to purchase shares of stock at the lesser of 85 percent of the fair value of shares on the grant date or the exercise date. The employee stock purchase plan expires December 31, 2002. A total of 100,000 shares were originally available for purchase under the plan. There were 10,894 and 7,529 shares purchased under the plan for the years ended December 31, 2002 and 2001, respectively.

Note 9. Major Customers, International Sales and Enterprisewide Disclosures

Major customers: The Company has customers which accounted for more than 10 percent of net sales for the years ended December 31, 2002 and 2001, as follows:

	2002	2001
Sales percentage:		
Customer A	50%	35%
Customer B	17%	16%
Customer C	*	15%
Accounts receivable percentage at December 31:		
Customer A	34%	38%
Customer B	17%	19%
Customer C	*	2%

*Customer accounted for less than 10 percent of net sales in 2002.

International sales: Export sales to international customers for 2002 and 2001 were approximately $434,000 and $290,000, respectively. Accounts receivable from international customers were approximately $8,000 and $27,000 at December 31, 2002 and 2001, respectively.

Enterprisewide disclosures: The following table presents revenue from external customers for each of the Company's groups of products and services:

	Years Ended December 31	
	2002	2001
Proprietary products and services, primarily for the security/industrial, motor control and GPS market	$ 2,709,200	$ 2,777,400
Electronic controls and assemblies for OEM customers	15,388,300	12,617,300
	$ 18,097,500	$ 15,394,700

WINLAND
Environmental Security Products

provide protection against unfavorable temperatures, humidity, water leakage and power failures.


TEMP ALERT
HUMID ALERT

WINLAND
DC Motor Controls

offer precise variable speed control for battery powered permanent magnet DC (PMDC) motors. Several standard models are provided to accommodate different motor voltage and current requirements.




SPEED
DC MOTOR CONTROL
POWER



ANNUAL MEETING of SHAREHOLDERS

Date/Time:
May 13, 2003
10:00 a.m.

Location:
Country Inn & Suites
1900 Premier Drive
Mankato, Minnesota

AMERICAN STOCK EXCHANGE LISTED WEX

WINLAND ELECTRONICS, INC.

1950 Excel Drive Mankato, Minnesota 56001 USA
PH: 507-625-7231 FAX: 507/387-2488
www.winland.com

DIRECTORS AND EXECUTIVE OFFICERS

LORIN E. KRUEGER
CEO & President,
Secretary and Director of the Company

S. ROBERT DESSALET
Chairman of the Board of Directors

THOMAS J. de PETRA
Director of the Company
Consultant

RICHARD SPECKMANN
Director of the Company;
CEO, Outside the Box, Inc.

JAMES REISSNER
Director of the Company;
CEO & President of Activar, Inc.

JENNIFER THOMPSON
Chief Financial Officer

DALE NORDQUIST
Sr. Vice President of Sales & Marketing

STEVEN VOGEL
Vice President of Engineering

TERRY TREANOR
Vice President of Manufacturing

KIRK HANKINS
Vice President of EMS Eastern Region

INDEPENDENT AUDITORS

McGLADREY & PULLEN, LLP
Certified Public Accountants
Minneapolis, MN

REGISTRAR AND TRANSFER AGENT

WELLS FARGO SHAREOWNER SERVICES
South St. Paul, MN

CORPORATE COUNSEL

FREDRIKSON & BYRON, P.A.
Minneapolis, MN